April 23, 2013

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:

Institute of Kings and Priests, Inc.

12201 W. Burleigh St Suite 14, Wauwatosa, WI 53222

Request to Withdraw Registration Statement on Form-10 (originally filed on April 19, 2013)
File No. 0001573974-13-000008 -through- 000022

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933 (the "Securities Act"), Institute of Kings and Priests, Inc. (the "Registrant") hereby respectfully requests withdrawal of the above-referenced registration statement on Form 10, as amended (the "Registration Statement"), with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter.

The Registrant is requesting withdrawal of the Registration Statement in response to comments received by the Registrant from the staff of the Securities and Exchange Commission. The Registration Statement has not been declared effective, and the Registrant confirms that no shares of common stock have been or will be sold pursuant to the Registration Statement.

The Registrant also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions with respect to this request, please contact the undersigned at (414) 699-1962.

Sincerely,

INSTITUTE OF KINGS AND PRIESTS, INC.

By: /s/ SHONE  M   BAGLEY  SR
Shone Bagley, Sr.
Director and CEO